Form 40-F
period 2025-12-31
Blue Moon Metals Inc.
filed 2026-04-24
CIK 1732379

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2025	Commission File Number: 001-43058

Blue Moon Metals Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1000	98-1903645
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

220 Bay Street, Suite 550

Toronto, Ontario, M5J 2W4 Canada

(416) 230-3440

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	BMM	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: There were 80,867,521 of the Registrant’s common shares outstanding as of December 31, 2025.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒            No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☒           No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Blue Moon Metals Inc. (the “Registrant” or “Blue Moon”) is a Canadian issuer whose common shares are listed on the TSX Venture Exchange and is eligible to file this annual report (the “Annual Report”) pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian Multijurisdictional Disclosure System. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. This Annual Report is incorporated by reference into the Registrant’s Registration Statement on Form F-10 (File No. 333-293554).

FORWARD-LOOKING STATEMENTS

This Annual Report and the exhibits incorporated by reference herein contain “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act (such forward-looking information and forward-looking statements, collectively, “forward-looking statements”) that are covered by safe harbors under applicable securities laws. Except for statements of historical fact relating to Blue Moon, statements contained herein constitute forward-looking statements, including any statements related to existing or potential financial activities and Blue Moon's strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may", "will", "could" or "should" occur, or by discussions of strategy and includes any guidance and forecasts appearing in this Annual Report or in the documents incorporated by reference herein. In order to give such forward-looking statements, the Registrant has made certain assumptions about its business, operations, the economy and the mineral exploration industry in general. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Annual Report should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact.

Forward-looking statements in this Annual Report and the exhibits incorporated by reference herein include, but are not limited to, statements with respect to:

  the performance of the Registrant’s business and operations;
  the intention to grow Registrant’s business and operations;
  growth strategy and opportunities;
  the treatment of the Registrant under government regulatory and taxation regimes;
  uncertainties involved in fluctuations in commodity prices and currency exchange rates;
  uncertainties relating to interpretation of drill results and geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return;
  the need for cooperation of government agencies in the exploration and development of properties and the issuance of required permits;
  anti-mining sentiments in the community and jurisdictions where the projects are located as well as objections of indigenous or other tribal communities;
  the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing;
  the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; and
  uncertainty as to timely availability of permits and other governmental approvals. the performance of the Registrant’s business and operations.
1

Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those described in, or implied by, the forward-looking statements. These factors, including, but not limited to:

  inherent risks associated with the business of exploring, development and mining;
  errors in management's geological modelling;
  the inability of the Registrant to capitalize on mineralization on its properties in a manner that is economic;
  the timing and ability (if at all) to complete further exploration activities, including drilling;
  development, infrastructure, operating or technical difficulties on any of the Registrant’s properties;
  risks relating to costs, timing and ability (if at all) to advance the properties of the Registrant differing materially from estimates;
  the inability to obtain all authorizations and permits needed to continue advancing the Registrant’s properties in a timely manner (or at all);
  failure of the Registrant to complete any further studies for Blue Moon’s properties, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States, and the Apex gallium, germanium, copper, and silver project in United States (collectively, the “Blue Moon Properties”), in the timing contemplated (or at all);
  risks relating to the key assumptions, parameters, limitations and methods used in Blue Moon’s technical reports, including the mineral resources estimates contained therein; the prospects, if any, of the Blue Moon Properties mineral deposits;
  the potential to extend mineralization down-plunge and at depth; the ability of exploration work (including drilling) to accurately predict mineralization;
  upgrading an inferred mineral resource to a measured mineral resource or indicated mineral resource category; the results of exploration activities;
  dilution;
  environmental risks;
  community and nongovernmental actions;
  fluctuations in currency markets (including the United States Dollar, Canadian Dollar and Norwegian Krone exchange rates);
  social acceptability or the Registrant's projects;
  fluctuations in commodity prices;
  risks relating to capital market conditions and the ability of the Registrant to access sufficient capital on favourable terms or at all;
  changes in law, rules and regulations applicable to the Registrant and its operations;
  taxation, controls and regulations;
  risks relating to outbreaks of diseases and public health crises; risks relating to international conflict, geopolitical instability of war;
2

  risks relating to any imposition of tariffs or other trade restrictions; political or economic developments in Canada, the United States, Norway or in other countries in which the Registrant does business or may carry on business in the future;
  risks relating to foreign operations and enforcement of judgments; operating or technical difficulties in connection with exploration or development activities;
  employee relations;
  information systems security threats;
  the speculative nature of mineral exploration and development;
  obtaining necessary licenses and permits; contests over title to properties, especially title to undeveloped properties;
  the inherent risks involved in the exploration and development of mineral properties;
  the uncertainties involved in interpreting drill results and other geological data;
  industrial accidents;
  unusual or unexpected formations, pressures, cave-ins and flooding;
  limitations of insurance coverage and the possibility of cost overruns or unanticipated costs and expenses;
  counterparty, credit, liquidity and risks related to the Registrant’s ability to service its debt obligations;
  risks relating to the development, construction and start-up of new mines and mining activities, including but not limited to health, safety and environmental risks and hazards to which the Registrant’s operations are subject, adverse environmental and climatic conditions, unusual and unexpected geologic conditions, equipment failures, the availability and performance of contractors and suppliers, and cost overruns;
  the global economic climate (including with respect to the cost and availability of energy resources given the disruptions to regular traffic flow through the Strait of Hormuz);
  the Registrant’s dependence on key management personnel and executives;
  title disputes or claims;
  the disruption of development or operating activities by groups opposed to the development of the Registrant’s mining operations;
  risks relating to the termination of mining rights;
  risks relating to security and human rights;
  risks associated with processing and metallurgical recoveries;
  risks related to enforcing legal rights in foreign jurisdictions;
  competition in the mining industry;
  increases in costs of production, such as fuel, steel, power, labour and other consumables; and
  other risk factors discussed or referred to in this Annual Report, the documents incorporated by reference into this Annual Report and those discussed under the heading, “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2025, dated April 23, 2026 (the “AIF”).
3

Although Blue Moon has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in, or implied by, the forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking statements contained herein are presented for the purpose of assisting investors in understanding Blue Moon's expected financial and operational performance and Blue Moon's plans and objectives and may not be appropriate for other purposes.

All forward-looking statements contained in this Annual Report and the exhibits incorporated by reference herein are given as of the date hereof or thereof, as the case may be, and are based upon the opinions and estimates of management and information available to management of the Registrant as at the date hereof or thereof. The Registrant undertakes no obligation to update or revise the forward-looking statements contained in this Annual Report and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by applicable laws.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit is conducted in accordance with Canadian generally accepted auditing standards. IFRS differs in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and from practices prescribed by the Securities and Exchange Commission (the “SEC”). Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP. The Registrant’s mineral reserves and mineral resources have been calculated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. Accordingly, mineral resource and mineral reserve estimates, and other scientific and technical information, in this Annual Report and incorporated by reference herein may not be comparable with information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all references to "$", "dollars" or "CAD" in this Annual Report refer to Canadian dollars, all references to "US$" or "USD" refer to United States dollars, and all references to "NOK" refer to Norwegian Krone. The exchange rate of Canadian dollars into United States dollars, on December 31, 2025, based upon the average daily exchange rate as quoted by the Bank of Canada, was US$1.00 = $1.3706.

ANNUAL INFORMATION FORM

The Registrant’s AIF for the year ended December 31, 2025 is attached as Exhibit 99.1 to this Annual Report on Form 40-F and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s audited annual consolidated financial statements as at, and for the years ended, December 31, 2025 and 2024 are attached as Exhibit 99.2 to this Annual Report on Form 40-F and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Registrant’s Management’s Discussion and Analysis for the year ended December 31, 2025 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report, the Registrant’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Registrant’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Registrant’s principal executive officer and principal financial officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

Management has not identified any change in the Registrant’s internal control over financial reporting that occurred during the fiscal year ending December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

The Registrant is an “emerging growth company” as defined in Rule 12b-2 of the Exchange Act, and accordingly is not required to provide an attestation report of the registered public accounting firm for the year ended December 31, 2025.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2025.

AUDIT COMMITTEE

Identification of the Audit Committee

The Registrant’s Board of Directors (the “Board of Directors”) has a separately designated standing Audit Committee established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Registrant’s Audit Committee is comprised of Karin Thorburn, Francis Johnstone and Richard Colterjohn, as described under “Audit Committee - Composition of the Audit Committee” in the AIF filed as Exhibit 99.1 to this Annual Report and incorporated by reference herein.

Audit Committee Financial Expert

The Registrant’s Board of Directors has determined that each of Karin Thorburn, Francis Johnstone and Richard Colterjohn is an audit committee financial expert (as that term is defined in paragraph (8)(b) of General Instruction B to Form 40-F under the Exchange Act) and independent, as that term is defined by the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) and Canadian securities laws as applicable to the Registrant. See the AIF incorporated by reference as Exhibit 99.1, under the heading “Audit Committee - Relevant Education and Experience”. The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Business Ethics and Conduct that applies to directors, officers and employees of, and consultants to, the Registrant (the “Code”). The Code is posted on the Registrant’s website athttps://bluemoonmetals.com/corporate/corporate-governance/.

No substantive amendments to the Code were adopted during the year ended December 31, 2025. No “waiver” or “implicit waiver,” as such terms are defined in Note 6 to General Instruction B(9) of Form 40-F, was granted relating to any provision of the Code during the year ended December 31, 2025.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

See the information in the AIF incorporated by reference as Exhibit 99.1, under the heading “Audit Committee - External Auditor Service Fees”.

PRE-APPROVAL OF SERVICES PROVIDED BY INDEPENDENT AUDITOR

The audit committee pre-approves all audit and non-audit services to be provided to the Registrant by its independent registered public accounting firm. For the fiscal year ended December 31, 2025, all audit and non-audit services performed by the Registrant’s auditor were pre-approved by the audit committee of the Registrant.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2025, the Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11 of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CASH REQUIREMENTS

The information provided in the Management’s Discussion and Analysis contained in Exhibit 99.3 as filed with this Annual Report contains the Registrant’s disclosure of cash requirements from contractual and non-contractual obligations and is incorporated by reference herein.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the Nasdaq Stock Market Rules must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant discloses on its website, https://bluemoonmetals.com/, each requirement of the Nasdaq Stock Market Rules that it does not follow and describes the home country practice followed in lieu of such requirements.

MINE SAFETY DISCLOSURE

The information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act is included in Exhibit 99.4 to the Annual Report and is incorporated by reference herein.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

B. Consent to Service of Process. The Registrant has previously filed a Form F-X in connection with its common shares. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2025

99.2	Audited Consolidated Financial Statements as at, and for the years ended, December 31, 2025 and 2024

99.3	Management’s Discussion and Analysis for the year ended December 31, 2025

99.4	Mine Safety Disclosure for the year ended December 31, 2025

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of Davidson & Company LLP

99.10	Consent of MNP LLP

99.11	Consent of C. Hughes-Narborough

99.12	Consents of M. Prior

99.13	Consent of R. Levesque

99.14	Consent of L. Ma

99.15	Consent of A. Wheeler

99.16	Consent of S. Abell

99.17	Consent of A.J. San Martin

99.18	Consent of C. Jacobs

99.19	Consent of J. Taylor

99.20	Consent of P. Szkilnyk

99.21	Consent of R. Gowans

99.22	Consent of S. Wilson

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

BLUE MOON METALS INC.

By:	/s/ Frances Kwong
Name: Frances Kwong
Title: Chief Financial Officer

Date: April 23, 2026